Kemper Corporation One East Wacker Drive Chicago, IL 60601 kemper.com

November 20, 2017

Mr. Mark Brunhofer
Ms. Lisa Vanjoske
Division of Corporation Finance
Office of Healthcare & Insurance
Securities and Exchange Commission
Washington D.C. 20549

Re: Kemper Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 13, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed October 30, 2017
File No. 001-18298

Dear Mr. Brunhofer and Ms. Vanjoske:

Kemper Corporation (the “Company”) has received and reviewed your letter dated November 6, 2017, regarding the Commission's review of the above-mentioned filings. The Company’s response is submitted below.

Form 10‐Q for the Quarterly Period Ended September 30, 2017
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Property & Casualty Insurance
Overall, page 39

Comment:

You attribute the $18.6 million in adverse loss and LAE reserve development for the first nine months of 2017 primarily to preferred personal automobile insurance. In the second paragraph on page 17 you attribute $18.1 million of adverse development in personal automobile insurance "primarily to the emergence of loss patterns that were worse than expected in both the physical damage and liability insurance lines for the 2016 accident year." We note that overall development during the third quarter of 2017 was not significant and that during your August 2, 2017 conference call discussing your second quarter results, your President of the Property & Casualty Division attributed most of the adverse development in the preferred automobile line to "new information" associated with "older claims that have been...around...for a while" and discussed how "new management might interpret the information differently than what prior management did." Please address the following:

•Tell us the causes for adverse development in your preferred personal automobile insurance line for the first six months of 2017 and for the third quarter of 2017.
•Tell us the changes you made in your claims processing procedures, when these changes were made and your consideration for disclosing these changes especially considering your critical accounting estimates disclosure in the second paragraph on page 58 of your 2016 Form 10-K indicating that changes in business processes are likely to affect development patterns and by extension loss reserve estimates.
•Tell us whether the changes identified in the preceding bullet resulted in any changes in your internal controls over financial reporting that would warrant disclosure under Item 4(b) of Form 10-Q. If not, explain why not.

•Tell us what "new information" was obtained during 2017 and how this information was interpreted differently by "new management" as compared to "prior management." Tell us why this information was not available in prior periods and why your adverse development is not the correction of an error especially considering that you characterized your past processes as being "horrible" during your August 2, 2017 earnings conference call.
•Reconcile for us your statements that adverse development relates primarily to the 2016 accident year versus "older claims."
Company response:

Regarding the first bullet, for the first six months of 2017, adverse development in preferred personal automobile insurance was due primarily to the emergence of loss patterns that were worse than expected in both the physical damage and liability coverages with the most significant impact being to the 2016 accident year. The actual case-incurred loss activity realized during the first six months of 2017 for preferred personal automobile insurance related to the 2016 accident year exceeded the Company’s expected case-incurred loss activity by $8.3 million using the historical incurred loss development factors selected at December 31, 2016. Such case-incurred loss activity in this product line was higher than expected primarily in the bodily injury and uninsured/underinsured motorist coverages. In the first six months of 2017, this deterioration became more evident as the Company obtained additional data including, but not limited to, newly reported claims with accident dates prior to 2017, slowing claim closure rates and higher than expected case-incurred development. The case-incurred development was driven, in part, by a higher than expected amount of large loss adjustments (those exceeding $100,000) in the first six months of 2017. In property damage and collision coverages, the Company experienced higher than expected incurred frequency development, particularly for the fourth accident quarter of 2016, as more claims subsequently closed with payment in 2017 than the Company previously estimated would close with payment. The Company also observed a slowdown in claim closure ratios. As discussed further below, a claims initiative to reduce the time from first notice of loss to initial estimate had unintended consequences and contributed to the development.
Collectively, the data and experience observed during the first six months of 2017 increased management’s ultimate personal automobile insurance loss and loss adjustment expense (“LAE”) estimates for prior accident years by $15.3 million, of which $10.8 million related to the preferred personal automobile insurance line’s 2016 accident year. For the third quarter of 2017, adverse development in preferred personal automobile insurance was $0.8 million, or 0.08% of property and casualty insurance reserves, which the Company believes to be clearly immaterial.
Regarding the second bullet, Kemper is continuously seeking to improve the effectiveness and efficiency of its operations, and the claims function has received particular attention. Since the appointment of Joe Lacher as President and Chief Executive Officer of Kemper in November 2015, there have been changes in leadership in the Property & Casualty organization, including the additions of George “Chip” D. Dufala, Jr. in July 2016 as President of the Property & Casualty Division and Kim Leggette in April 2017 as Chief Claims Officer. Throughout 2016, the Company implemented initiatives to reduce claims cycle times and improve service, all while lowering costs. Significant efforts were made in 2016 to improve staffing levels and reduce a claims backlog. In the second half of 2016, the Company targeted a reduction in time from first notice of loss to initial estimate, anticipating a favorable impact to overall loss costs on property damage and collision coverages. However, this initiative had unintended negative consequences as the frequency of supplemental payments and claim severity increased. The changes to the Company’s claims service model are operational in nature, relating to the adjudication of claims rather than the reserving process. The Company believes that the purpose of its disclosure beginning on page 58 of Kemper’s 2016 Form 10-K is to illustrate the significant level of professional judgment that all actuaries, including the Company’s actuaries, must exercise in making actuarial selections. Accordingly, the Company believes that disclosure of specific changes to its claims processes in its 2016 Form 10-K and 2017 Form 10-Q filings is unnecessary. In assessing the significance of the impact of changes, the Company provides a sensitivity analysis in the “Critical Accounting Estimates” of its 2016 Form 10-K filing to illustrate the significance that a potential change in development factors can have on the Company’s reserves. The example that is disclosed estimated that the Company’s personal automobile insurance loss and LAE reserves could have varied by $66.8 million using one standard deviation of variability in the cumulative development factors observed in the incurred loss development methodology. The adverse development of $18.1 million in personal automobile insurance for the nine months ended September 30, 2017 is well within the estimated variability. It is difficult to quantify and measure what portion of this development was due to changes in claim practices, particularly in relation to the estimated ultimate losses and LAE, reserve balances and reasonably likely scenarios of variability.

Regarding the third bullet, as noted above, the changes made within the Company’s claims process were operational in nature, focusing on increasing efficiency while lowering costs within the claims adjudication process. The Company has an internal control in place related to estimating loss and LAE reserves whereby its actuaries discuss such operational changes with appropriate management to help form their actuarial indication. Such discussion and evaluation is a normal part of the estimation process. From a financial reporting perspective, the operational changes in the claims process did not result in a change in the design and/or operation of identified key controls within the Company’s internal control over financial reporting. Accordingly, the Company believes that disclosure is not warranted under Item 4(b) of the Company’s Form 10-Q.

Regarding the fourth bullet, management has enhanced certain of the Company’s adjudication and review procedures. One of these enhancements has been more frequent review of certain case files. In preparation for these reviews, claims personnel obtain updates on the current status of such claims. For example, if outside counsel is utilized, Kemper personnel may reach out to the external attorney to discuss the status of the claim, evolution of the defense strategy, changes in the legal environment, opposing legal counsel, potential venues for litigation, etc. In addition, claims personnel will gather additional information about the likely claim value. For example, if a medical treatment is unsuccessful, costlier medical treatments and/or surgeries may become necessary and increase the expected claim value. This new information is coalesced with other available information in the file and discussed with the group. These discussions may result in a change in the adjudication strategy for the claim, which may result in changes to the amounts reserved for both losses and LAE. The changes in management, both in the claims function and the executive team that resides higher in the organizational structure, have impacted certain of the strategies used by the Company to settle complex claims with the intent of minimizing unnecessary loss costs and adjudication expenses.

Section 250-10-20 of Accounting Standards Codification Topic 250, “Accounting Changes and Errors Corrections,” defines a change in accounting estimate as:

“A change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.”

The Company believes that any resulting changes to ultimate incurred losses and LAE from individual claim developments or evolving adjudication strategies are consistent with the definition of a change in accounting estimate. As a point of clarification, the Company notes that certain versions of the transcript for the Company’s earnings conference call on August 2, 2017 have misquoted Mr. Lacher as characterizing certain of the Company’s processes as being “horrible.” In actuality, Mr. Lacher said that “we think we've actually got it right and then what we're now going to see is not the effect of sort of the farbled [emphasis added] processes from the past but we’re going to start to see the effect of the stronger one’s going forward.” Mr. Lacher was referring to some of the unintended consequences of certain actions taken related to the Company’s claims initiatives (e.g., the cycle time item previously discussed) which resulted in missed opportunities to implement best practice operational processes that could have potentially lowered settlements costs, but instead led to some of the adverse development recognized. Mr. Lacher also indicated, with this understanding and given the actions taken by the Company, that management does not expect meaningful deterioration from the currently recorded amounts based on the information available as of the evaluation date.

Regarding the last bullet, the Company disclosed in Note 3 that, for the nine months ended September 30, 2017, personal automobile insurance loss and LAE reserves developed adversely by $18.1 million due primarily to the emergence of loss patterns that were worse than expected for both physical damage and liability coverages for the 2016 accident year. The 2016 accident year accounted for $16.6 million of the adverse development. The statement on adverse development made by Mr. Dufala in the Company’s August 2, 2017 earnings conference call was limited to the first two quarters of 2017 and related specifically to preferred personal automobile insurance, which represents 31% of the Company’s personal automobile insurance book of business. During the first quarter of 2017, the Company recognized adverse development of $9.9 million in personal automobile insurance with significant contributions from longer-tailed coverages such as bodily injury and uninsured/underinsured motorists as well as shorter-tailed coverages like property damage and collision. However, during the second quarter, personal automobile insurance adverse development was $5.5 million and was driven primarily by the longer-tailed bodily injury and uninsured/underinsured motorist coverages, which tend to be “older” on the claim aging spectrum.

Please contact me at 312.661.4775 if you have any additional questions or need further clarification.

Sincerely,

/s/ James J. McKinney
James J. McKinney
Senior Vice President and Chief Financial Officer

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